Schedule 13D	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VARI-L COMPANY, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

922150-10-7

(CUSIP Number)

Thomas J. Scannell
Sirenza Microdevices, Inc.
522 Almanor Avenue
Sunnyvale, CA 94085
(408) 616-5400

COPY TO:

Steven V. Bernard
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Schedule 13D	Page 2 of 6

CUSIP No.  922150-10-7

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Sirenza Micordevices, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 2,191,692(1) 8. Shared Voting Power 0 9. Sole Dispositive Power 2,191,692(1) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,191,692(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 23.2%

14.	Type of Reporting Person (See Instructions) CO

        ***(1) Sirenza holds a promissory note issued by Vari-L to evidence a loan in the principal amount of $1,353,861.80. Upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party, the note principal becomes convertible at Sirenza’s option into common stock representing 19.9% of Vari-L’s Common Stock on a fully diluted basis as of the conversion date. The 2,191,692 shares disclosed herein represent the number of shares into which the note would have been convertible as of October 8, 2002 if one of the conversion events described above had occurred, based on the number of shares of Vari-L Common Stock and common stock equivalents outstanding as disclosed in Vari-L’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 8, 2002. Sirenza disclaims beneficial ownership of the shares of Vari-L Common Stock disclosed herein, and this schedule shall not be construed an admission of such beneficial ownership for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise.

Schedule 13D	Page 3 of 6

Item 1.    Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Vari-L Common Stock”), of Vari-L Company, Inc. (“Vari-L”), a Colorado corporation, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of Vari-L is 4895 Peoria Street, Denver, Colorado 80239.

Item 2.    Identity and Background

This Schedule 13D is being filed on behalf of Sirenza Microdevices, Inc., a Delaware corporation (“Sirenza”). The address of the principal executive office of Sirenza is 522 Almanor Avenue, Sunnyvale, California 94085. Sirenza is a designer and supplier of high-performance radio frequency (RF) components for communications equipment manufacturers.

To the best of Sirenza’s knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Sirenza, and the name, principal business address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

During the last five years, neither Sirenza nor, to the best of Sirenza’s knowledge, any of the executive officers or directors of Sirenza listed in Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of funds or Other Consideration

The source of funds used to purchase the promissory note which in certain instances may become convertible into the shares of Vari-L Common Stock reported herein was the general working capital of Sirenza.

Item 4.    Purpose of Transaction

The purchase by Sirenza of the promissory note which in certain instances may become convertible into the securities of Vari-L covered hereby was effected for the purpose of evidencing the loan described below.

On October 7, 2002, Vari-L entered into a bridge loan facility with Sirenza, wherein Sirenza agreed to provide Vari-L with up to $5.3 million to support general working capital requirements. Pursuant to the Security Agreement that Vari-L and Sirenza entered into in connection therewith, the loan is secured by all of the assets of Vari-L. Vari-L made an initial draw of approximately $1.4 million to pay off an existing lender concurrently with entering into the Sirenza facility. The loan facility allows for $1,353,861.80 of the loan principal amount to be converted at Sirenza’s option into 19.9% of Vari-L Common Stock on a fully diluted basis upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party. The loan facility also provides for a prepayment penalty of $1 million in the event that Vari-L undertakes a change of control transaction with a third party. Concurrently with their entry into the loan facility, Vari-L and Sirenza entered into an Exclusivity and Right of First Refusal Agreement whereby Vari-L agreed to negotiate exclusively with Sirenza regarding a proposed acquisition of Vari-L through March 2003, subject to limited exceptions, and granted Sirenza a right of first refusal on competing acquisition offers. In addition, Vari-L and Sirenza entered into a Resale Registration Rights Agreement whereby Vari-L agreed to register for resale the Vari-L Common Stock issuable to Sirenza upon its conversion of $1,353,861.80 of the loan principal amount.

Schedule 13D	Page 4 of 6

Sirenza is currently in discussions with Vari-L regarding a potential business combination transaction. Sirenza reserves the right, consistent with applicable law, to acquire additional securities of Vari-L (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise), to acquire all or substantially all of the assets of Vari-L, to seek to influence the management or policies of Vari-L, to dispose of securities of Vari-L, to modify its current plan or formulate other purposes, plans or proposals regarding Vari-L or any of its securities, in each case in light of Vari-L’s response to its current plans, Sirenza’s continued evaluation of Vari-L, market conditions or other factors. Such actions could result in one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item	5. Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

Sirenza holds a promissory note issued by Vari-L to evidence a loan in the principal amount of $1,353,861.80. Upon maturity (September 25, 2003), notice of Vari-L’s intended prepayment of the loan or a proposed acquisition of Vari-L by a third party, the note principal becomes convertible at Sirenza’s option into common stock representing 19.9% of Vari-L’s Common Stock on a fully diluted basis as of the conversion date. The 2,191,692 shares disclosed herein represent the number of shares into which the note would have been convertible as of October 8, 2002 if one of the conversion events described above had occurred, based on the number of shares of Vari-L Common Stock and common stock equivalents outstanding as disclosed in Vari-L’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 8, 2002. Sirenza disclaims beneficial ownership of the shares of Vari-L Common Stock disclosed herein, and this schedule shall not be construed an admission of such beneficial ownership for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act or otherwise.

To the knowledge of Sirenza, none of the directors and executive officers of Sirenza beneficially own shares of Vari-L Common Stock.

Item	6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Item 4 hereof, there are no contracts, arrangements, understandings or relationships between Sirenza and any other person with respect to any securities of Vari-L.

Item	7. Material to Be Filed as Exhibits

Exhibit	Description
1.	Press Release dated October 8, 2002.

2.	Loan Agreement with Vari-L dated October 7, 2002.

3.	Security Agreement with Vari-L dated October 7, 2002.

4.	Exclusivity and Right of First Refusal Agreement with Vari-L dated October 7, 2002.

5.	Resale Registration Rights Agreement with Vari-L dated October 7, 2002.

Schedule 13D	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ THOMAS J. SCANNELL
Thomas J. Scannell, Chief Financial Officer, Vice President of Finance and Administration

Date: October 14, 2002

Schedule 13D	Page 6 of 6

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF SIRENZA MICRODEVICES, INC.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Sirenza Microdevices, Inc. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 522 Almanor Avenue, Sunnyvale, CA 94085.

Board of Directors Name and Title	Present Principal Occupation
Peter Chung, Director	General Partner, Summit Partners, L.P. 499 Hamilton Avenue, Suite 200 Palo Alto, CA 94301

John Bumgarner, Jr., Director	Retired

Casimir Skrzpczak, Director	General Partner, Global Asset Capital 2460 Sand Hill Road Menlo Park, CA 94025

John Ocampo, Director	Director, Sirenza Microdevices, Inc.

Robert Van Buskirk, Director	President and Chief Executive Officer, Sirenza Microdevices, Inc.

Executive officers who are not directors:

Name	Title and Present Principal Occupation
Thomas Scannell	Chief Financial Officer, Vice President of Finance and Administration

Joseph Johnson	Chief Technology Officer

Gerald Quinnell	Executive Vice President, Business Development

Walter G. Baker	Vice President, Engineering

Richard Clark	Vice President, Integrated Power Products

Gerald Hatley	Vice President, Controller and Chief Accounting Officer

Norm Hilgendorf	Vice President, Sales & Marketing

Rodney Hsing	Vice President, Strategic Accounts

Guy Krevet	Vice President, Manufacturing

John Pelose	Vice President, Wireless Products

Robert M. Pinato	Vice President, Subscriber/PLA Products